Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 565,581,775 Subordinate Voting Shares

Date: November 8, 2020

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 95 dispensaries, 22 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

Recent developments regarding the Issuer’s business and operations

On October 5, 2020, Curaleaf announced its Select brand had expanded into Ohio.

Please see the Issuer’s press release dated October 5, 2020 filed on the Issuer’s website for more information.

On October 6, 2020, Curaleaf announced a multi-faceted, month-long fundraising initiative to raise awareness for breast cancer.

Please see the Issuer’s press release dated October 6, 2020 filed on the Issuer’s website for more information.

On October 8, 2020, Curaleaf announced it had received unanimous approval for the acquisition of Alternative Therapies Group from the Massachusetts Cannabis Control Commission.

Please see the Issuer’s press release dated October 8, 2020 filed on the Issuer’s website for more information.

On October 9, 2020, Curaleaf announced it was expanding its product line featuring fast acting nanoemulsion technology with NANO Drops.

Please see the Issuer’s press release dated October 9, 2020 filed on the Issuer’s website for more information.

On October 12, 2020, Curaleaf announced new branding for all its Connecticut dispensary locations.

Please see the Issuer’s press release dated October 12, 2020 filed on the Issuer’s website for more information.

On October 14, 2020, Curaleaf announced the opening of two new dispensaries in Pensacola, Florida and Panama City, Florida.

Please see the Issuer’s press release dated October 14, 2020 filed on the Issuer’s website for more information.

On October 15, 2020, Curaleaf announced the debut of flavorful live blends vape cartridges in Florida.

Please see the Issuer’s press release dated October 15, 2020 filed on the Issuer’s website for more information.

On October 29, 2020, Curaleaf announced its Select brand had expanded into Illinois.

Please see the Issuer’s press release dated October 29, 2020 filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, participated in the Benzinga Virtual Cannabis Capital Conference on October 15, 2020.

Joseph F. Lusardi, Chief Executive Officer, and Mitch Kahn, Board Member, participated in the Burns & Levinson 4th Annual State of Cannabis industry Conference on October 29, 2020.

Joseph D. Bayern, President, and Jason White, Chief Marketing Officer, participated in the Growth at Home event that aired virtually on October 28, 2020.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On October 15, 2020, Curaleaf announced the debut of flavorful live blends vape cartridges in Florida.

Please see the Issuer’s press release dated October 15, 2020 filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

In the month of October, Curaleaf announced continued expansion of its Select brand into the states of Ohio and Illinois.

Please see Issuer’s press releases dated October 5 and 29, 2020 filed on the Issuer’s website for more information.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

Please see Item 1 above for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Curaleaf has received trademark registration of the following word mark with the noted jurisdiction:

Word Mark	Class	Jurisdiction	Registration Number

S SELECT	5	Mexico	2182019

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Issuer has a total of 3,494 employees, which includes 241 new hires and 135 terminations in the month of October.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf (1) is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest; (2) is defending against purported securities class actions alleging similar claims based on the FDA’s July 22, 2019 warning letter to Curaleaf and the promotion of Curaleaf’s CBD products; and (3) defending against purported class actions alleging, among other things, claims of mislabeling and fraud.

Connecticut

As reported on the Form 7 filed with the CSE on February 24, 2020, the former holders of a minority interest in the Company’s Connecticut subsidiary (the “Holders”) filed claims in arbitration, including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with a Stipulation of Settlement entered into in connection with the purchase of their interest in the Connecticut subsidiary in October 2018.  In October 2020, the Company agreed with the Holders to an arbitration schedule in which the hearing on these claims will be held in January 2022.   The Company intends to vigorously defend against these claims.

FDA

No update since last reporting of this item on Form 7 filed with the CSE on April 9, 2020.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Please see Item 15 of this Form 7

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	62,000	Shares issued in connection with option exercises	The proceeds from payment of the option exercise price will be used for general working capital purposes.
Subordinate Voting Shares	410,084	Shares issued in connection with executive compensation	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Curaleaf, Inc., a wholly owned subsidiary of the Issuer, issued a Promissory Note for $10 million in favor of Baldwin Holdings, LLC, of which Joseph F. Lusardi (CEO of the Isuer) is a member, in lieu of certain contingent cash payments. Please see the Issuer’s Form 10 filed with the CSE on November 8, 2020 for more information.

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand. Recent medical alerts by the CDC and future bans on the sale of vaping products in the locations we serve, and recent state health agencies’ approaches to vaping related illness and other issues directly related to cannabis consumption could potentially create an inability to fully implement Curaleaf's expansion strategy and may have a material adverse effect on Curaleaf's business, results of operations or prospects.

COVID-19

The novel coronavirus commonly referred to as "COVID-19" was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

• Mandatory Closures. In response to the pandemic, many states and localities implemented mandatory closures of, or limitations to, businesses to prevent the spread of COVID-19; this impacted the Company’s operations. Subsequently, the Company’s business was deemed an "essential service," permitting us to stay open despite the mandatory closure of non-essential businesses. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precautions. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

• Customer Impact. While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe "social distancing" it may have material negative impact on demand for its products while the pandemic continues. While the Company has implemented measures, where permitted, such as "curb side" sales and delivery, to reduce infection risk to our customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

• Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

• Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible "social distancing" measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate in some or all locations.

• Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business. The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is reassessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company is not currently in financial distress, if the Company’s financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, including observing financial covenants under the Facility, which in turn could lead to insolvency and bankruptcy of the Company.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning (i) the Issuer’s current litigation and arbitration proceedings, (ii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana and (iii) the potential impacts of the COVID-19 pandemic on the Issuer’s business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's Annual Information Form filed on September 25, 2020, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated November 8, 2020.

Michael Carlotti
Name of Director or Senior Officer

/s/ Michael Carlotti
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended October 31, 2020	Date of Report YY/MM/D November 8, 2020
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. ( )	Issuer Telephone No. (781) 451-0150
Contact Name Dan Foley	Contact Position Vice President of Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address dfoley@curaleaf.com	Web Site Address www.curaleaf.com